

June 4, 2014

<u>Via E-mail</u>
Jon J. Eberle
Senior Vice President, Chief Financial Officer and Treasurer
HMN Financial, Inc.
1016 Civic Center Drive Northwest
PO Box 6057
Rochester, MN 55901

      Re: **HMN Financial, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 11, 2014
              Response Dated June 2, 2014
              File No. 000-24100

Dear Mr. Eberle:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10K For the fiscal year ended December 31, 2013

Notes To Consolidated Financial Statements

Note 1 Description of the Business and Summary of Significant Accounting Polices

Loans Receivable, net, page 30

1. We note your response to comment 2. It is unclear how the loan types you discuss in your proposed disclosure reconcile with the loan types you use in the Notes to the Consolidated Financial Statements and Management's Discussion and Analysis. Please revise future filings to disclose your appraisal policies by the loan types that more clearly reflect the loan types you present in the financial statements and throughout your Form 10-K. For example, in your proposed disclosure you discuss your policy regarding single family loans while you disclose residential real estate loans by 1-4 family in the loan footnote. Clearly state for each collateral dependent loan type when an appraisal is first obtained and when and under what circumstances you obtain an updated third party appraisal.

Note 19 Fair Value Measurement, page 53

2. We note your response to comment 3. In your response you state *"…the appraised value of collateral dependent loans is subject to frequent adjustment due to changing economic prospects of borrowers or properties."* Please tell us what the adjustments are, what they are based on, and how you determined they were not level 3 inputs. For the last three collateral dependent loans in which adjustments were made please provide a copy of the latest appraisal, a summary of the adjustments made, and the source of the information relied on to make the adjustments.

Form 8-K filed May 15, 2014

3. We note your response to comment 4 and the Form 4.01 8-K filed on June 2, 2014. You disclosed in your most recent Form 8-K that "The Audit Committee of the Board of Directors of the Company (the "Board") decided to move forward with a change in accountants on May 2, 2014, subject to obtaining an acceptable engagement letter with CLA." It appears May 2, 2014 is the "Date of earliest event reported" for purposes of filing the related Form 4.01 8-K. Please amend your Form 4.018-K filed May 15, 2014 to change the date of earliest event reported to May 2, 2014 and adjust the related disclosures accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant